Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this in conjunction with our unaudited interim condensed consolidated financial information as of and for the three and nine months ended September 30, 2023, included as Exhibit 99.1 to this Report on Form 6-K. We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2022 on file with the U.S. Securities and Exchange Commission (the “SEC”).

Unless otherwise indicated or the context otherwise requires, the terms “Company,” “AC Immune,” “ACIU,” “we,” “our,” “ours,” or “us” refer to AC Immune SA together with its fully-owned subsidiary, AC Immune USA, Inc.

We prepare and report our consolidated financial statements and financial information in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). None of our consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States. We maintain our books and records in Swiss Francs (CHF). We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. Unless otherwise indicated, all references to currency amounts in this discussion and analysis are in Swiss Francs.

This discussion and analysis is dated as of November 3, 2023.

Business Overview

Our goal is to continue leveraging our proprietary discovery platforms, SupraAntigen and Morphomer, to shift the treatment paradigm for neurodegenerative diseases towards Precision Medicine and disease prevention. We are executing a clear business strategy built on three pillars: (i) accelerate development of novel therapeutics in Alzheimer’s disease (AD) with our partners; (ii) expand our strategic interests to address Parkinson’s disease (PD) and non-AD neurodegenerative diseases, including NeuroOrphan indications, such as amyotrophic lateral sclerosis (ALS) and limbic-predominant age-related TDP-43 encephalopathy (LATE); and (iii) a continued focus on diagnostics enabling Precision Medicine to be an ultimate differentiator for the Company.

Our three-pillar execution strategy reflects our unique Precision Medicine approach, which ultimately creates differentiation due to our ability to address the high levels of co-pathologies present in AD and other neurodegenerative diseases. Much like cancer, neurodegenerative diseases are heterogeneous and may require multiple therapeutic interventions tailored to patients’ specific disease drivers, potentially to be used in combination in order to slow or stop the disease course. Ultimately, it is our belief that Precision Medicine will increase the chance of treatment success by enabling clinical trial participants to be better defined by their various proteinopathies, allowing for treatment with the right therapies at the right time.

Leveraging our dual proprietary technology platforms, SupraAntigen and Morphomer, we have built a comprehensive pipeline of first-in-class or best-in-class candidates spanning multiple treatment modalities and targeting both established and emerging neurodegenerative pathologies. We are currently advancing 16 therapeutic and diagnostic programs, including one Phase 3 program and five Phase 2 programs, targeting different types of misfolded pathological proteins related to AD, PD and other neurodegenerative disorders. Our pipeline assets are further validated by the multiple partnerships we have established with leading global pharmaceutical companies. We believe our clinically validated technology platforms and multi-target, multimodal approaches position AC Immune to revolutionize the treatment paradigm for neurodegenerative diseases by shifting it towards Precision Medicine and disease prevention based on an active immunotherapy approach.

Our clinical-stage product candidates include:

●	ACI-35.030. AC Immune and Janssen Pharmaceuticals, Inc. (Janssen), part of the Janssen Pharmaceutical Companies of Johnson & Johnson, have evaluated the anti-phosphorylated-Tau (anti-pTau) active immunotherapy ACI-35.030 in a Phase 1b/2a study in subjects with early AD (NCT04445831). Interim results showed that ACI-35.030 immunization generated a strong antigen-specific antibody response against pTau in 100% of participants, achieving anti-pTau antibody levels of about two orders of magnitude higher than pre-treatment levels, whereas anti-ePHF (enriched paired helical filaments) antibody titers increased by one order of magnitude from baseline as early as two weeks after the second injection at week 8 of the mid-dose of ACI-35.030. Based on these results, the second highest dose cohort was expanded in Q2 2021 to facilitate plans for further development. The good safety and the tolerability in the study enabled the trial to be concluded without modification following reviews by the Data Safety Monitoring Board. Two serious adverse events (SAEs) (injection site rash and dizziness in the same participant) were considered probably/possibly related to the study active immunotherapy while none of the other 7 SAEs that occurred in the study were considered to be possibly or probably related to the study active immunotherapy. ACI-35.030 specifically targets pathological pTau species and is eventually intended as a disease-modifying treatment for AD and other Tauopathies.

In Q4 2022, it was announced that, based on the Phase 1b/2a interim data, ACI-35.030 had been selected for further development. Clinical data from the Phase 1b/2a trial showed that ACI-35.030 treatment rapidly leads to the strong and durable induction of antibodies specific for pathological forms of Tau such as pTau and its aggregated form, ePHF. The ACI-35.030-induced antibody response was sustained and could be periodically boosted over a period of 72 weeks. The decision to select ACI-35.030 follows the comparison demonstrating its strengths relative to an alternative anti-pTau protein conjugate active immunotherapy, JACI-35.054.

●	ACI-24.060 for AD and for AD in DS. Based on safety, tolerability, pharmacodynamics, and immunogenicity results with an earlier formulation of ACI-24, the optimized formulation, ACI-24.060, which incorporates Abeta unrelated T-helper cell epitopes to increase the magnitude and the boost-ability of the antibody response, was advanced into the ABATE Phase 1b/2 trial.

ABATE is a multicenter, adaptive, double-blind, randomized, placebo-controlled study designed to assess the safety, tolerability, immunogenicity, and pharmacodynamic effects of ACl-24.060 in subjects with prodromal AD and subsequently in adults with DS (NCT05462106). The clinical trial application (CTA) has been approved by the UK Medicines and Healthcare Products Regulatory Agency (MHRA) and by the Spanish Agency for Medicines and Health Products (AEMPS) with the first AD patient dosed in Q2 2022. In Q2 2023, AC Immune received Fast Track designation from the U.S. Food and Drug Administration (FDA) for ACI-24.060, for the treatment of AD. This followed FDA clearance of the Investigational New Drug (IND) application enabling expansion of the ABATE study to include clinical trial sites and participants in the USA.

●	ACI-7104.056. ACI-7104.056, the optimized formulation of the clinically-validated PD active immunotherapy PD01A, has advanced into an adaptive, biomarker-based Phase 2 study (VacSYn). This trial is evaluating an initial dose-response of ACI-7104.056 focusing on safety and immunogenicity against a-syn and pathological a-syn species. Additionally, the identification or verification of disease-specific biomarkers and progression of motor and non-motor symptoms of PD will be monitored, together with digital, imaging and fluid biomarkers, in the second part of the study. The trial was recently initiated.
●	Semorinemab. Our collaboration partner, Genentech, a member of the Roche Group, is developing semorinemab for the treatment of AD. A Phase 2 study (Lauriet) conducted in patients with mild-to-moderate AD was completed in Q3 2021 and data showed a statistically significant reduction on one of two co-primary endpoints, ADAS-Cog11. The second co-primary endpoint, ADCS-ADL, and secondary endpoints were not met. Safety data showed that semorinemab is well tolerated with no unanticipated safety signals. CSF and plasma biomarker data presented at CTAD 2022 confirmed peripheral target engagement and reduction in CSF total Tau, pTau181 and pTau217, observed after semorinemab treatment but not with placebo. Genentech reported that the open label portion of the study will continue as planned and that further analyses are ongoing. At CTAD 2023, Genentech presented further biomarker data from the Lauriet study focusing on Tau, synaptic function and gliosis. Semorinemab is designed to slow the spreading of Tau pathology, which coincides with both clinical symptoms and disease progression in AD.

●	Crenezumab. In Q3 2022, the Company provided an update on the Alzheimer’s Prevention Initiative study evaluating crenezumab in autosomal dominant AD, a specific genetic mutation which causes early-onset AD. While numerical differences favoring crenezumab over placebo were observed across the co-primary, multiple secondary and exploratory endpoints, none of these effects were statistically significant. Initial data was presented at the Alzheimer's Association International Conference (AAIC) on August 2, 2022. Further plasma biomarker analyses presented at the CTAD 2022 conference further favored crenezumab over placebo. All participants in the study were offered up to one year of continued treatment (crenezumab for all carriers and placebo for all non-carriers) following the end of the double-blind period while primary results and additional analyses were pending. Final efficacy visits are ongoing.
●	Morphomer Tau aggregation inhibitors. In collaboration with our partner, Lilly, we are researching and developing small molecule Tau aggregation inhibitors with plans to evaluate candidates in AD and NeuroOrphan tauopathies. We completed a Phase 1 clinical study in healthy volunteers with ACI-3024, in Q2 2020, which showed a dose-dependent exposure and brain penetration, achieving the desired levels of ACI-3024 in the CSF. Continued candidate characterization across the research program has also identified new and highly differentiated candidates with excellent cerebrospinal fluid exposure and selectivity for pathological aggregated Tau.
●	PI-2620. PI-2620 is the Tau-PET imaging agent discovered during the collaboration of AC Immune and LMI. We are working with our partner, LMI, to advance PI-2620 as a highly differentiated, best-in-class Tau diagnostic for AD as well as non-AD Tauopathies such as progressive supranuclear palsy (PSP) and corticobasal degeneration (CBD). Results have demonstrated PI-2620’s differentiated characteristics as a diagnostic tool for studying Tau-related diseases. Results on the use of PI-2620 in AD patients from an investigator sponsored Phase 2 trial at the Asan Medical Center (NCT03903211) were presented at the 2022 AAIC. Following these results, LMI moved PI-2620 into late-stage clinical development in AD and made a milestone payment. The first Alzheimer’s patient in ADvance, the pivotal Phase 3 histopathology study in AD (NCT05641688), was imaged in January 2023.
●	ACI-12589. Our next-generation a-syn-PET imaging tracer, ACI-12589, derived from our Morphomer platform, has shown significant potential to reliably detect and map deposits of pathological alpha-synuclein protein in the brain. Supported by the Michael J. Fox Foundation for Parkinson’s Research (MJFF), ACI-12589 completed a first-in-human study and an investigator-initiated study in 2022. The readouts of these trials in patients with PD, multiple system atrophy (MSA) and other synucleinopathies were reported at the AD/PD and AAIC 2022 conferences. These images provided the first clinical proof-of-concept for an a-syn-PET tracer, as ACI-12589 clearly distinguished patients with MSA from those with other alpha-synucleinopathies and healthy controls. Moreover, our Morphomer platform is delivering additional candidates with improved binding properties and the potential to image a-syn pathology in patients with PD. This work was published on October 27, 2023 in Nature Communications (https://doi.org/10.1038/s41467-023-42305-3).

Interim 2023 Company Highlights

●	A peer-reviewed paper featuring the first-in-human trial of AC Immune’s wholly owned experimental alpha-synuclein (a-syn) positron emission tomography (PET) tracer ACI-12589 comparing healthy control subjects to patients with a-synucleinopathies and other neurological diagnoses was published in Nature Communications.
●	KOL webinar on PET imaging in AD featuring Victor Villemagne, M.D. (University of Pittsburg) will be held on November 9, 2023 at 10:00 AM ET.
●	The first patient with PD was dosed in the Phase 2 VacSYn clinical trial evaluating ACI-7104.056, AC Immune’s wholly-owned anti-a-syn active immunotherapy.
●	Several programs were showcased at the annual Alzheimer’s Association International Conference (AAIC 2023), including presentations on ABATE’s trial design, TDP-43 proteinopathy in neurodegenerative diseases, and ACI-12589, a novel PET tracer targeting a-syn.
●	Announced the appointment of new Chief Medical Officer, Dr Nuno Mendonça.

●	Initiated a research collaboration with Prof. Michael Heneka, director of the Luxembourg Centre for Systems Biomedicine, University of Luxembourg, to evaluate the therapeutic potential of AC Immune’s SupraAntigen®- and Morphomer®-derived inhibitors of the NLRP3-ASC inflammasome pathway in preclinical disease models.

Results of Operations

Comparison of the three and nine months ended September 30, 2023 and 2022

Contract revenues

The Company generated no contract revenues for the three months and nine months ended September 30, 2023, compared to CHF 3.9 million in the comparable prior period. This represents a decrease of CHF 3.9 million, which is predominantly related to CHF 3.9 million that was recognized in the prior period for a milestone associated with our agreement with Life Molecular Imaging (LMI).

Research and development expenses

Research and development (R&D) activities are essential to our business and represent the majority of our costs incurred. Costs for certain development activities, such as clinical trials, are recognized based on an evaluation of the progress to completion of specific tasks using information from the clinical sites and our vendors. Our collaboration agreements have different arrangements to share costs for the development of our product candidates.

We have completed our R&D spending in both of our Genentech collaborations. Additionally, we have completed our co-development costs with Janssen for the Phase 1b/2a studies for our active immunotherapy, ACI-35.030 and JACI-35.054. AC Immune and Janssen will jointly share research and development costs for the first Phase 2b (however, AC Immune’s contribution to the first Phase 2b trial is capped (and remaining costs for AC Immune are non-material)). From Phase 2b and onwards, Janssen will assume responsibility for the clinical development, manufacturing and commercialization.

We intend to increase our R&D costs associated with the advancement of our active immunotherapies, ACI-24.060 targeting Abeta in AD and AD in DS and ACI-7104.056 targeting a-syn in PD, through mid- and late-stage clinical development, as well as, investments in our diagnostic programs.

Finally, we intend to further advance the characterization of our other clinical and preclinical candidates, such as our Morphomer Tau program. In addition to the collaborative arrangements and proprietarily held assets, we expect that our total future R&D costs will increase over current levels, in line with our three-pillar strategy that focuses on (i) AD, (ii) focused non-AD NDD including PD, ALS and NeuroOrphan indications and (iii) diagnostics.

The table below provides a breakdown of our R&D costs, including direct R&D costs, manufacturing costs related to R&D and other R&D costs not allocated directly to programs for the periods covered by these Interim Condensed Consolidated Financial Statements. The R&D costs not allocated to specific programs include employment costs, regulatory, quality assurance and intellectual property costs. We do not assign our internal costs, such as salary and benefits, share-based compensation expenses, laboratory supplies, and other direct expenses and infrastructure costs to individual R&D projects, because the employees within our R&D groups are typically deployed across multiple R&D programs.

For the three months ended September 30, 2023, R&D expenses totaled CHF 12.4 million compared with CHF 14.4 million for the comparable period in 2022, respectively. This represents a decrease of CHF 2.0 million. The following table presents the R&D expenses during the three months ended September 30, 2023 and 2022:

	For the Three Months
	Ended September 30,
In CHF thousands, unaudited	2023	2022	Change
Discovery and preclinical expenses	2,704	3,812	(1,108)
Clinical expenses	1,904	3,578	(1,674)
Group function expenses	406	343	63
Total direct R&D expenses	5,014	7,733	(2,719)
Payroll expenses	4,591	4,013	578
Share-based compensation	298	470	(172)
Other non-allocated	2,504	2,169	335
Total R&D expenses	12,407	14,385	(1,978)

	For the Three Months
	Ended September 30,
In CHF thousands, unaudited	2023	2022	Change
Operating expenses[1]	7,518	9,902	(2,384)
Salaries and related costs[2]	4,889	4,483	406
Total R&D expenses	12,407	14,385	(1,978)

[1]	Includes depreciation expense
[2]	Includes share-based compensation expense

For the three months ended September 30, 2023:

Discovery and preclinical expenses decreased by CHF 1.1 million, primarily due to:

●	a decrease for our anti-TDP-43 antibody of CHF 0.5 million due to the completion of certain manufacturing activities in the prior period, and CHF 0.5 million in ACI-7104.056 due to toxicology studies and validation activities conducted in the prior period.

Clinical expenses decreased by CHF 1.7 million, primarily due to:

●	a decrease of CHF 0.8 million for the clinical development of ACI-35.030 driven by timing of activities across various cohorts started in prior years in the ongoing Phase 1b/2a study and expenses associated with the R&D cost sharing, a transient quarterly decrease of CHF 0.4 million compared to the prior year period, despite a year-to-date increase, for the clinical development of our ACI-7104.056 in the Phase 2 VacSyn Study and a timing-related decrease of CHF 0.5 million in other clinical programs.

The variances in Group function expenses relate to regulatory and quality assurance, and intellectual property costs.

The variances in Other non-allocated expenses relate to infrastructure and functional expenses not allocated to direct R&D expenses.

Total salaries and related costs increased by CHF 0.4 million, primarily due to the annualization of 2022 hires.

For the nine months ended September 30, 2023, R&D expenses totaled CHF 40.0 million compared with CHF 45.2 million for the comparable period in 2022. This represents a decrease of CHF 5.2 million. The following table presents the R&D expenses during the nine months ended September 30, 2023 and 2022:

	For the Nine Months
	Ended September 30,
In CHF thousands, unaudited	2023	2022	Change
Discovery and preclinical expenses	7,460	12,518	(5,058)
Clinical expenses	7,802	9,975	(2,173)
Group function expenses	1,191	1,080	111
Total direct R&D expenses	16,453	23,573	(7,120)
Payroll expenses	14,564	13,098	1,466
Share-based compensation	1,515	1,225	290
Other non-allocated	7,430	7,304	126
Total R&D expenses	39,962	45,200	(5,238)

	For the Nine Months
	Ended September 30,
In CHF thousands, unaudited	2023	2022	Change
Operating expenses[1]	23,883	30,877	(6,994)
Salaries and related costs[2]	16,079	14,323	1,756
Total R&D expenses	39,962	45,200	(5,238)

[1]	Includes depreciation expense
[2]	Includes share-based compensation expense

For the nine months ended September 30, 2023:

Discovery and preclinical expenses decreased by CHF 5.1 million, primarily due to:

●	a decrease of CHF 1.2 million for our anti-TDP-43 antibody due to the completion of certain manufacturing activities in the prior period, CHF 1.1 million due to the completion of preclinical studies for our Morphomer Tau program, CHF 1.0 million in ACI-24.060 due to the program advancing into the Phase 1b/2 ABATE study and CHF 1.8 million in other discovery and preclinical programs.

Clinical expenses decreased by CHF 2.2 million, primarily due to:

●	a decrease of CHF 3.6 million for the clinical development of ACI-35.030 driven by timing of activities across various cohorts started in prior years in the ongoing Phase 1b/2a study and expenses associated with the R&D cost sharing.

This was partially offset by:

●	an increase of CHF 1.6 million for the initiation of our Phase 1b/2 ABATE study for our ACI-24.060, and CHF 0.2 million for the clinical development of our ACI-7104.056 in the Phase 2 VacSYn study.

The variances in Group function expenses relate to regulatory and quality assurance, and intellectual property costs.

The variances in Other non-allocated expenses relate to infrastructure and functional expenses not allocated to direct R&D expenses.

Total salaries and related costs increased by CHF 1.8 million, primarily due to the annualization of 2022 hires, which resulted in an increase in salary- and benefit-related costs of CHF 1.5 million, as well as an incremental CHF 0.3 million in share-based compensation expense.

General and administrative expenses

General and administrative expenses consist of salaries and related costs, including share-based compensation, professional fees such as legal and accounting related services, infrastructure expenses, and other operating expenses.

For the three months ended September 30, 2023, general and administrative expenses totaled CHF 3.5 million compared with CHF 3.3 million for the comparable period in 2022. This represents an increase of CHF 0.2 million. The following table presents the general and administrative expenses during the three months ended September 30, 2023 and 2022:

	For the Three Months
	Ended September 30,
In CHF thousands, unaudited	2023	2022	Change
Operating expenses[1]	1,096	1,534	(438)
Salaries and related costs[2]	2,369	1,740	629
Total general and administrative expenses	3,465	3,274	191

[1]	Includes depreciation expense
[2]	Includes share-based compensation expense

For the three months ended September 30, 2023, this increase is primarily due to:

●	a CHF 0.6 million increase in salaries and related costs, mostly related to an increase in share-based compensation expense associated with the forfeiture of awards to a former member of management in the prior period, which did not occur in the current period.

This was partially offset by:

●	a decrease of CHF 0.4 million in our directors’ and officers’ insurance for the period.

For the nine months ended September 30, 2023, general and administrative expenses totaled CHF 11.3 million compared with CHF 11.8 million for the comparable period in 2022. This represents a decrease of CHF 0.5 million. The following table presents the general and administrative expenses during the nine months ended September 30, 2023 and 2022:

	For the Nine Months
	Ended September 30,
In CHF thousands, unaudited	2023	2022	Change
Operating expenses[1]	3,367	4,405	(1,038)
Salaries and related costs[2]	7,885	7,423	462
Total general and administrative expenses	11,252	11,828	(576)

[1]	Includes depreciation expense
[2]	Includes share-based compensation expense

For the nine months ended September 30, 2023, this decrease is primarily due to:

●	a decrease of CHF 1.0 million in operating expenses predominantly related to a reduction of CHF 0.6 million in our directors’ and officers’ insurance for the period.

This was partially offset by:

●	a CHF 0.5 million increase in salaries and related costs, mostly related to an increase in share-based compensation expense, which is explained by the equity awards granted in 2023 to the members of management and employees.

Other operating income/(expense), net

Other operating income/(expense) consists primarily of income associated with foundation grants such as those from the MJFF or Target ALS.

For the three months ended September 30, 2023, other operating income/(expense) totaled CHF 0.4 million compared with CHF 0.3 million for the comparable period in 2022. This represents an increase of CHF 0.1 million, which is immaterial. The following table presents the other operating income/(expense) during the three months ended September 30, 2023 and 2022:

	For the Three Months
	Ended September 30,
In CHF thousands, unaudited	2023	2022	Change
Other operating income/(expense), net	406	262	144
Total other operating income/(expense), net	406	262	144

For the nine months ended September 30, 2023, other operating income/(expense) totaled CHF 1.1 million compared with CHF 0.9 million for the comparable period in 2022. This represents an increase of CHF 0.2 million, which is immaterial. The following table presents the other operating income/(expense) during the nine months ended September 30, 2023 and 2022:

	For the Nine Months
	Ended September 30,
In CHF thousands, unaudited	2023	2022	Change
Other operating income/(expense), net	1,131	944	187
Total other operating income/(expense), net	1,131	944	187

Finance result, net

For the three months ended September 30, 2023, finance result was a CHF 0.3 million gain compared with a loss of less than CHF 0.1 million for the comparable period in 2022. This represents an increase of CHF 0.4 million. The following table presents the finance result during the three months ended September 30, 2023 and 2022:

	For the Three Months
	Ended September 30,
In CHF thousands, unaudited	2023	2022	Change
Financial income	285	11	274
Financial expense	(26)	(77)	51
Exchange differences	67	17	50
Finance result, net	326	(49)	375

For the three months ended September 30, 2023, a change in net finance result of CHF 0.4 million primarily related to:

●	a CHF 0.3 million increase in financial income related to interest income on short-term deposits, driven by changes in the interest rate environment.

For the nine months ended September 30, 2023, net finance result was a CHF 0.6 million gain compared with a CHF 0.2 million gain for the comparable period in 2022. This represents an increase of CHF 0.4 million. The following table presents the finance result during the nine months ended September 30, 2023 and 2022:

	For the Nine Months
	Ended September 30,
In CHF thousands, unaudited	2023	2022	Change
Financial income	753	11	742
Financial expense	(150)	(356)	206
Exchange differences	—	502	(502)
Finance result, net	603	157	446

For the nine months ended September 30, 2023, the increase of CHF 0.4 million in net finance result primarily related to:

●	a CHF 0.7 million increase in financial income, mostly related to interest income on short-term deposits, driven by changes in the interest rate environment.

This was partially offset by:

●	a CHF 0.5 million decrease in foreign currency exchange differences, mostly driven by an exchange gain on cash and cash equivalents recognized in the prior period, which did not repeat in the current period.

Liquidity and Capital Resources

To date, the Company has financed its cash requirements primarily from its public offerings, share issuances, contract revenues from license and collaboration agreements (LCAs) and grants. The Company is a clinical stage company and is exposed to all the risks inherent to establishing a business. Inherent to the Company’s business are various risks and uncertainties, including the substantial uncertainty as to whether current projects will succeed and our ability to raise additional capital as needed. These risks may require us to take certain measures such as delaying, reducing or eliminating certain programs. The Company’s success may depend in part upon its ability to (i) establish and maintain a strong patent position and protection, (ii) enter into collaborations with partners in the pharmaceutical and biopharmaceutical industries, (iii) successfully move its product candidates through clinical development, (iv) attract and retain key personnel and (v) acquire capital to support its operations. As of September 30, 2023, we had cash and cash equivalents of CHF 31.9 million and short-term financial assets of CHF 48.0 million for a total liquidity balance of CHF 79.9 million.

Our primary uses of capital are, and we expect will continue to be, R&D investments, compensation and related expenses and other operating expenses including rent. Cash and cash equivalents used to fund operating expenses are impacted by the timing of when we pay expenses, as reflected in the change in our outstanding trade and other payables and accrued expenses. We expect to incur substantial expenses in connection with our product candidates in various stages of clinical development. We and Janssen have completed the co-development of the second-generation lead therapeutic active immunotherapies, ACI-35.030 and JACI-35.054, through Phase 1b/2a. In Q4 2022, it was announced that ACI-35.030 was selected to advance into further development based on interim data from the ongoing Phase 1b/2a trial. AC Immune and Janssen will jointly share research and development costs until the completion of the first Phase 2b however, AC Immune’s contribution to the first Phase 2b trial is capped (and remaining costs for AC Immune are non-material). From Phase 2b and onwards, Janssen will assume responsibility for the clinical development, manufacturing and commercialization of ACI-35.030. We intend to increase our R&D costs associated with the advancement through mid-and late-stage clinical development of our active immunotherapies ACI-24.060 in AD and ACI-7104.056 in PD, as well as, investments in our diagnostic programs. Finally, we intend to further advance the candidate characterization of our other clinical and preclinical candidates, such as our Morphomer Tau program, Morphomer a-synuclein and neuroinflammation programs.

We plan to continue to fund our operating and capital funding needs through proceeds received from licensing and collaboration agreements (LCAs) and through equity or other forms of financing. For example, in Q3 2020 we entered into the Open Market Sale Agreement (Sale Agreement) with Jefferies LLC (Jefferies), which provides that, upon the terms and subject to the conditions and limitations set forth in the Sale Agreement, we may elect to issue and sell, from time to time, shares of our common shares having an aggregate offering price of up to USD 80.0 (CHF 73.9) million through Jefferies acting as our sales agent. We replaced this Sale Agreement in Q2 2021 to continue the ATM program. Under the new Sale Agreement, Jefferies may sell the shares of common shares by any method permitted by law deemed to be an “at the market offering” as defined under the Securities Act of 1933, as amended, in privately negotiated transactions with our consent or in block transactions. Jefferies will use commercially reasonable efforts to sell the shares of common shares subject to the new Sales Agreement from time to time, consistent with its normal sales and trading practices, on mutually agreed terms. We will pay Jefferies a commission of up to 3.0% of the gross sales proceeds of any common shares sold through Jefferies under the new Sales Agreement. We are not obligated to make any sales of common shares under the new Sales Agreement. Through September 30, 2023, the Company has sold 1,332,170 treasury shares pursuant to the new Sales Agreement, raising USD 7.7 (CHF 7.0) million net of underwriting fees.

We may also consider entering into additional LCAs and selectively partnering for clinical development and commercialization.

Cash Flows

The following table summarizes AC Immune’s cash flows for the periods indicated:

	For the Nine Months
	Ended September 30,
In CHF thousands, unaudited	2023	2022	Change
Net cash provided by/(used in):
Operating activities	(44,217)	(56,161)	11,944
Investing activities	42,365	18,804	23,561
Financing activities	2,222	(1,195)	3,417
Net increase/(decrease) in cash and cash equivalents	370	(38,552)	38,922

Operating activities

Net cash used in operating activities was CHF 44.2 million for the nine months ended September 30, 2023, compared with net cash used in operating activities of CHF 56.2 million for the nine months ended September 30, 2022. The change in cash used in operating activities for the nine months ended September 30, 2023 was due to (i) the Company’s reporting a net loss of CHF 49.5 million for the period, compared with a net loss of CHF 52.0 million for the same period in 2022, (ii) an increase of CHF 1.3 million in non-cash adjustments, predominantly driven by an increase of CHF 1.1 million in share-based compensation expenses, (iii) a decrease of CHF 0.1 million in accrued expenses for the period, compared with a decrease of CHF 4.4 million in the prior period, representing cash outflows associated with the timing of certain payments during the period, and (iv) an increase of less than CHF 0.1 million in other current receivables, compared with an increase of CHF 3.8 million in the prior period, which related to the milestone recognized in the prior period.

Investing activities

Net cash provided by investing activities was CHF 42.4 million for the nine months ended September 30, 2023, compared with net cash provided by investing activities of CHF 18.8 million for the nine months ended September 30, 2022. The Company settled short-term financial assets totaling CHF 43.0 million in the current period compared to CHF 20.0 million in the prior period. The Company additionally acquired CHF 0.6 million in fixed assets in the current period compared to CHF 1.2 million in the prior period.

Financing activities

Net cash provided by financing activities was CHF 2.2 million for the nine months ended September 30, 2023, compared with net cash used in financing activities of CHF 1.2 million for the nine months ended September 30, 2022. The increase of CHF 3.4 million is related to CHF 2.6 million received from proceeds from the sale of treasury shares in public offerings, net of underwriting fees and transaction costs in the current period which were not received in the prior comparable period and CHF 0.8 million in transaction costs associated with the issuance of shares in the comparable prior period.

Operating Capital Requirements and Plan of Operations

We do not expect to generate revenues from royalties based on product sales unless and until our collaboration partners or we obtain regulatory approval of, and successfully commercialize, our current or any future product candidates. As of September 30, 2023, we had cash and cash equivalents of CHF 31.9 million and short-term financial assets of CHF 48.0 million, resulting in CHF 79.9 million of liquidity. The decrease relative to December 31, 2022 was predominantly related to R&D spending on our major discovery and R&D programs, the strengthening of the Company’s infrastructure, systems and organization and other operating expenditures. There can be no certainty as to the exact timing of future milestone payments, or in fact, whether any of these will ever be made, given that they are contingent on clear milestones being reached. Accordingly, we believe that our existing capital resources will be sufficient to meet our projected operating requirements into Q4 2024, based on our most recent board approval liquidity forecast, excluding the receipt of any potential milestone payments.

We expect to generate losses for the foreseeable future, and these losses could increase as we continue product development until we successfully achieve regulatory approvals for our product candidates and begin to commercialize any approved products. We are subject to all the risks pertinent to the development of new products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may harm our business. We anticipate that we will need substantial additional funding in connection with our continuing operations. If we need to raise additional capital to fund our operations and complete our ongoing and planned clinical studies, funding may not be available to us on acceptable terms, or at all.

Our future funding requirements will depend on many factors, including but not limited to the following:

●	The scope, rate of progress, results and cost of our preclinical and clinical studies and other related activities, according to our long-term strategic plan;
●	The cost of manufacturing clinical supplies and establishing commercial supplies of our product candidates and any other products we may develop;
●	The cost, timing and outcomes of regulatory approvals;
●	The costs and timing of establishing sales, marketing and distribution capabilities;
●	The terms and timing of any collaborative, licensing and other arrangements that we may establish, including any required milestone and royalty payments thereunder;
●	The emergence of competing technologies or other adverse market developments; and
●	The potential cost and timing of managing, protecting, defending, and enforcing our portfolio of intellectual property.

Quantitative and Qualitative Disclosures about Market Risk

During the three and nine months ended September 30, 2023, there were no significant changes to our quantitative and qualitative disclosures about market risk described under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Quantitative and Qualitative Disclosures About Market Risk” in the Annual Report on Form 20-F.

Critical Judgments and Accounting Estimates

There have been no material changes to the significant accounting policies and estimates described under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Judgments and Accounting Estimates” in the Annual Report on Form 20-F.

Cautionary Statement Regarding Forward Looking Statements

This discussion and analysis contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this discussion and analysis, including statements regarding our future results of operations and financial position, business strategy, product candidates, product pipeline, ongoing and planned clinical studies, including those of our collaboration partners, regulatory approvals, R&D costs, timing and likelihood of success, as well as plans and objectives of management for future operations are forward-looking statements. Many of the forward-looking statements contained in this prospectus can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “will” and “potential,” among others. Forward-looking statements appear in a number of places in this discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in our Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this discussion and analysis, and are subject to a number of risks, uncertainties and assumptions as described under the sections in our Annual Report on Form 20-F entitled “Risk Factors” and in this discussion and analysis. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur, and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.